OmniAb, Inc.

5980 Horton Street, Suite 405

Emeryville, California

June 10, 2022

VIA EDGAR

Attn: Brian Fetterolf

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	OmniAb, Inc.
Withdrawal of Registration Statement on Form 10-12G
Filed on April 28, 2022
File No. 000-56427

Ladies and Gentleman:

On behalf of OmniAb, Inc. (the “Company”), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-56427), originally filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2022 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it is in the process of responding to comments made by the staff of the Division of Corporation Finance (the “Staff”) in the Staff’s letter dated May 27, 2022. In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on June 27, 2022. Following the withdrawal, the Company intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff’s comments.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to Matthew T. Bush of Latham & Watkins LLP, via email at Matt.Bush@lw.com.

Should you have any questions regarding this request for withdrawal, please contact Matthew T. Bush of Latham & Watkins LLP by telephone at (858) 523-3962.

Very truly yours,

/s/ Matthew W. Foehr
Matthew W. Foehr
President and Chief Executive Officer
OmniAb, Inc.

cc:	Via Email
Charles Berkman, OmniAb, Inc.
Matthew T. Bush, Latham & Watkins LLP
R. Scott Shean, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins LLP
Jaclyn L. Cohen, Weil, Gotshal & Manges LLP
Raymond O. Gietz, Weil, Gotshal & Manges LLP